August 2, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Jim B. Rosenberg and Sasha S. Parikh

Re:	Dendreon Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 2, 2011
(File No. 0-30681)

Ladies and Gentlemen:

Reference is made to the letter dated July 22, 2011 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2010 (the “Annual Report”) and the Form 10-Q for the Quarter Ended March 31, 2011 (the “Quarterly Report”) filed by Dendreon Corporation (the “Company”) with the Commission on the dates set forth above. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Selling, General and Administrative Expenses, Page 47

1.	In your response to our previous comment two, you indicate that you do not begin to depreciate your constructed assets until they are ready for their intended use and placed in service. Please explain to us whether there is any time difference between when an asset is ready for its intended use and when it is placed in service. If so, please explain to us why it is appropriate to defer depreciating the asset when it is available for use but not placed in service and reference for us the authoritative literature you rely upon to support your accounting.

Response: We acknowledge your comment requesting clarity on when we begin to depreciate our constructed assets. There is no time difference between when an asset is ready for its intended use and when it is placed in service. We propose to revise the language in our Property and Equipment accounting policy included in future periodic reports, to state the following:

Construction in progress is reclassified to the appropriate fixed asset classification and depreciated when the related assets are ready for their intended use.

U.S. Securities and Exchange Commission

August 2, 2011

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-7

2.	We acknowledge your response to our previous comment three. Please revise your proposed disclosure to be included in future periodic reports to specifically disclose:

•	the 18 hour limited usable life of Provenge once it has been manufactured as it appears that this timing limitation is not disclosed in your filings; and

•	your wholesaler product return policy.

Otherwise, please explain to us why this information is not useful and meaningful information for investors to understand the characteristics of your product and the reliability of your revenue recognition estimates.

Response: We propose to include the following revised disclosure in our Revenue Recognition accounting policy in future periodic reports:

We recognize revenue primarily from the sale of PROVENGE. Revenue from the sale of PROVENGE is recorded net of product returns and estimated pricing discounts, offered pursuant to mandatory federal and state government programs. Revenue from sales of PROVENGE is recognized upon our confirmed product delivery to and issuance of the product release form to the physician site. Product returns are limited to those instances in which the Provider receives the product but does not infuse the product prior to expiry, either due to timing or the failure of the product to meet quality specifications. Due to the limited usable life of PROVENGE of approximately 18 hours from the completion of the manufacturing process to patient infusion, actual return information is known and credited against sales in the month incurred.

As we executed a drop shipment agreement with a credit worthy third party wholesaler (the “Wholesaler”) to sell PROVENGE, the Wholesaler assumes all bad debt risk from the physician site or institution, and no allowance for bad debt is recorded. Under the terms of our agreement with the Wholesaler, we specify our return policy which includes product that has expired or is defective prior to delivery, product that expires prior to infusion, product that arrives with noticeable defects and product that cannot be infused because it does not otherwise meet specified requirements. We also specify product that is not returnable includes product damaged following delivery, product transferred from one site of care to another outside of the original packaging and product tampering.

Form 10-Q for the Quarter-Ended March 31, 2011

Notes to Consolidated Financial Statements

8. Convertible Notes, Page 14

U.S. Securities and Exchange Commission

August 2, 2011

3.	We acknowledge your response to our previous comment six. Please provide us proposed revised disclosure to be included in future periodic reports that describes the circumstances under which the conversion rates for your 2014 Notes and 2016 Notes will be increased and how they will increase.

Response: We propose to include the following revised disclosure in the Convertible Notes disclosure in our Notes to the Consolidated Financial Statements in future periodic reports:

2016 Notes

The 2016 Notes are convertible at the option of the holder, and we may choose to satisfy conversions, if any, in cash, shares of our common stock, or a combination of cash and shares of our common stock, based on a conversion rate initially equal to 19.5160 shares of our common stock per $1,000 principal amount of the 2016 Notes, which is equivalent to an initial conversion price of approximately $51.24 per share. The conversion rate will be increased under certain circumstances described in the 2016 Indenture; however, the number of shares of common stock issued upon conversion of a 2016 Note will not exceed 27.3224 per $1,000 principal amount of 2016 Notes, subject to adjustment in accordance with the 2016 Indenture.

The conversion rate will be adjusted upon the occurrence of certain events, including stock dividends or share splits, the issuance of rights, options or warrants, spin-offs or other distributed property, cash dividends or distributions, or tender offers or exchange offers. We will not make an adjustment to the conversion rate for any transaction described above (other than share split or share combination) if each holder of the 2016 Notes has the right to participate in such transaction at the same time and upon the same terms as holders of our common stock, and solely as a result of holding the 2016 Notes, without having to convert its 2016 Notes and as if it held a number of common shares equal to the applicable conversion rate multiplied by the principal amount of 2016 Notes held.

The 2016 Notes are subject to repurchase by us at the option of the holders following a “fundamental change”, as defined in the Indenture. If a fundamental change occurs, holders of the 2016 Notes may require us to repurchase all or a portion of their 2016 Notes for cash at a repurchase price equal to 100% of the principal amount of the 2016 Notes to be repurchased, plus any accrued and unpaid interest and other amounts due thereon. However, if a fundamental change occurs and a holder elects to convert its 2016 Notes, we will under certain circumstances, increase the applicable conversion rate for the 2016 Notes surrendered for conversion by a number of additional shares of common stock, based on the date on which the fundamental change occurs or becomes effective and the price paid per share of our common stock in the fundamental change as specified in the Indenture. At our option, we will satisfy our conversion obligation with cash, shares of our common stock or a combination of cash and shares, unless the consideration for our common stock in any fundamental change is comprised entirely of cash, in which case the conversion will be paid in cash. The number of additional shares of common stock was determined such that the fair value of the additional shares would be expected to approximate the fair value of the convertible option at the date of the fundamental change.

U.S. Securities and Exchange Commission

August 2, 2011

In addition, we may from time to time increase the conversion rate, to the extent permitted by law, by any amount for any period of time if the period is at least 20 business days and we provide 15 business days prior written notice of such increase. In addition, we may increase the conversion rate if the Board of Directors determines that such increase would avoid or diminish U.S. federal income tax to holders of the common stock in connection with a dividend or distribution. The Indenture contains customary covenants.

2014 Notes

The 2014 Notes are convertible into our common stock at the option of the holder, initially at the conversion price of $10.28 per share, equal to a conversion rate of approximately 97.2644 shares per $1,000 principal amount of the 2014 Notes, subject to adjustment. There may be an increase in the conversion rate of the 2014 Notes under certain circumstances described in the Indenture; however, the number of shares of common stock issued will not exceed 114.2857 per $1,000 principal amount of the 2014 Notes.

The 2014 Notes are subject to repurchase by us at the option of the holders following a “fundamental change”, as defined in the Indenture. If a fundamental change occurs, holders of the 2014 Notes may require us to repurchase all or a portion of their 2014 Notes for cash at a repurchase price equal to 100% of the principal amount of the 2014 Notes to be repurchased, plus any accrued and unpaid interest and other amounts due thereon. However, a holder that converts 2014 Notes in connection with a “fundamental change,” as defined in the Indenture, may in some circumstances be entitled to an increased conversion rate (i.e., a lower per share conversion price) as a make whole premium. The increased conversion rates were determined such that the fair value of the additional shares would be expected to approximate the fair value of the convertible option at the date of the fundamental change.

In addition, the conversion rate will be adjusted upon the occurrence of certain events, including stock dividends or share splits, the issuance of rights or warrants, other distributed property, cash dividends or distributions, or tender offers or exchange offers. We will not make an adjustment to the conversion rate for any transaction described above (other than share split or share combination) if each holder of the 2014 Notes has the right to participate in such transaction at the same time and upon the same terms as holders of our common stock, and solely as a result of holding the 2014 Notes, without having to convert its 2014 Notes and as if it held a number of common shares equal to the applicable conversion rate multiplied by the principal amount of 2014 Notes held.

In addition, we may from time to time increase the conversion rate, to the extent permitted by law, by any amount for any period of time if the period is at least 20 business days and we provide 15 business days prior written notice of such increase. In addition, we may increase the conversion rate if the Board of Directors determines that such increase would avoid or diminish U.S. federal income tax to holders of the common stock in connection with a dividend or distribution. The Indenture contains customary covenants.

U.S. Securities and Exchange Commission

August 2, 2011

* * * * *

Please contact me at (206) 219-1090 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Gregory R. Cox

Gregory R. Cox
Vice President, Finance
Principal Accounting Officer